PRESS RELEASE


          Delta Galil Announces Self-Tender for 565,000 of its Shares,
             Representing Approximately 3% of its Outstanding Shares


TEL AVIV, November 24, 2002. Delta Galil Industries Ltd. (NASDAQ: DELT), the global provider of private label intimate apparel, men's underwear, socks, baby-wear and leisurewear, today announced a tender offer to repurchase at a price of $11.00 per share up to an aggregate of 565,000 of its ordinary shares and American Depositary Shares, representing approximately three percent of its outstanding shares. The aggregate consideration to be paid by the Company is approximately $6.2 million. The offering price is approximately 18.9 % higher than the last sale price of the American Depositary Shares on Nasdaq on the last trading day. The offering price is approximately 13.9 % higher than the last sale price of the Ordinary Shares on the Tel Aviv Stock Exchange on the last trading day.

The tender offer will commence on November 25, 2002, or as soon as possible thereafter, and will expire at 5 p.m. New York time on December 23, 2002, unless extended by the Company.

Certain controlling shareholders and directors of the Company have indicated their intention to participate in the tender offer. Because the offer will, therefore, be over-subscribed, shares will be purchased from all shares tendered on a prorata basis. The tender offer will not be conditioned on any minimum number of shares being tendered.

The Board of Directors of the Company has approved the tender offer but neither the Company nor the Board of Directors is making any recommendation to shareholders as to whether to tender or refrain from tendering their shares. Shareholders must make their own decision whether or not to tender their shares and, if so, how many shares to tender.

The press release is for information purposes only and is not an offer to buy or the solicitation of offer to sell any shares. The solicitation of offers to buy the Company's shares will only be made pursuant to the offer to purchase and related materials. Shareholders should carefully read the offer to purchase and related materials because they contain important information, including various terms and conditions to the offer. Shareholders can obtain the offer to purchase and related materials from Georgeson Shareholder Communications, Inc., 111 Commerce Road, Carlstadt, NJ 07072, Telephone 201-460-2213. Shareholders are urged to carefully read these materials prior to making any decision with respect to the offer.

About Delta Galil:

         Delta Galil is a leading global manufacturer of quality apparel for the mass market sold under brands such as Ralph Lauren, Donna Karan, Calvin Klein, Hugo Boss and Nike. Recognized for product innovation and development, Delta's products are sold worldwide through retailers including Marks & Spencer, Victoria's Secret, GAP, Banana Republic, Carrefour, J. Crew, Target, Wal-Mart and others. Headquartered in Israel, Delta operates manufacturing facilities in Israel, Scotland, Jordan, Egypt, Turkey, Eastern Europe, North and Central America, Caribbean and Far East. Delta concluded its U.S. IPO in March of 1999. For more information, please visit our website: www.deltagalil.com.

         (This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such statements are based on the current expectations of the management of DELTA Galil Industries Ltd. (the Company) only, and are subject to a number of risk factors and uncertainties, including but not limited to changes in technology and market requirements, decline in demand for the Company's products, inability to timely develop and introduce new technologies, products and applications, loss of market share, pressure on pricing resulting from competition, and inability to maintain certain marketing and distribution arrangements, which could cause the actual results or performance of the company to differ materially from those described therein. For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the Securities and Exchange Commission.)